March 11, 2019

Thomas DeLonge
Chief Executive Officer
To The Stars Academy of Arts & Science Inc.
315 S. Coast Hwy 101
Suite U38
Encinitas, CA 92024

       Re: To The Stars Academy of Arts & Science Inc.
           Offering Statement on Form 1-A
           Filed February 12, 2019
           File No. 024-10946

Dear Mr. DeLonge:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed February 12, 2019

Risk Factors, page 8

1. We note your disclosure on page 12 that investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws. Please revise to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.
 Thomas DeLonge
To The Stars Academy of Arts & Science Inc.
March 11, 2019
Page 2
Compensation of Directors and Officers, page 36

2. Please update the information regarding compensation of your directors and executive officers for your fiscal year ended December 31, 2018. See Item 11 of
Part II of Form 1-
         A.
Securities Being Offered, page 40

3. We note your disclosure that the company will amend and restate its certificate of incorporation prior to qualification of this offering statement. Please file such amended and restated certificate of incorporation as an exhibit to this filing.
Plan of Distribution, page 45

4. We note your disclosure on pages 6 and 45 that the offering price of the Class A common stock is "initially set" at $5.00. We also note your disclosure that you may offer a substantial discount on the price of shares to investors purchasing a large amount of shares. If you intend to offer investors in this offering a discount, please tell us how this is consistent with Rule 251(d)(3)(ii). In the alternative, please revise to clarify, if true, that you will offer the shares at a fixed price for the duration of the offering.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact John Stickel at 202-551-3324 or Laura Nicholson at 202-551-3584 if
you have any questions.



FirstName LastNameThomas DeLonge                     Sincerely,
Comapany NameTo The Stars Academy of Arts & Science Inc.
                                                     Division of Corporation
Finance
March 11, 2019 Page 2                                Office of Transportation
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FirstName LastName